Exhibit 99.1

111, Inc. Announces the Appointment of a New Chief Financial Officer

SHANGHAI, China, February 27, 2019 (GLOBE NEWSWIRE) - 111, Inc. (Nasdaq: YI) (“111” or the “Company”), a leading integrated online and offline healthcare platform, today announced that Mr. Yang Chen has been appointed as Chief Financial Officer, effective immediately on February 27, 2019.

Before joining 111, Mr. Chen served as Chief Financial Officer of iKang Healthcare Group Inc. (NASDAQ: KANG) from April 2013 to February 2019. Prior to that, Mr. Chen was Vice President of Finance and Strategy at Campbell Soup Asia Limited and Lee Kum Kee Sauce Group. He also held various senior finance positions at Dumex China, PepsiCo Greater China Region and Wyeth China. Previously, Mr. Chen was an auditor at Arthur Andersen & Co. He received his bachelor’s degree from Shanghai University of Finance and Economics and his EMBA degree from Olin School of Business at Washington University.

Mr. Junling Liu, Chairman and Chief Executive Officer of 111, commented, “We are delighted to welcome Mr. Chen to our executive management team. Yang has extensive leadership experience in financial management, strategy, and capital markets, which makes him a great addition to the team as we continue to drive forward and execute our mission of building the largest integrated online and offline healthcare platform in China powered by technology.”

Mr. Yang Chen added, “I am excited for the opportunity to be joining the executive team at 111 as it continues on its path of strategic growth initiatives. I look forward to supporting the Company’s rapid growth to the next level and being part of revolutionizing China’s digital healthcare space.”

About 111, Inc.

111, Inc. (NASDAQ: YI) (“111” or the “Company”) is a leading integrated online and offline healthcare platform in China. The Company provides hundreds of millions of consumers with better access to pharmaceutical products and healthcare services directly through its online retail pharmacy and indirectly through its offline pharmacy network. 111 also offers online healthcare services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation and electronic prescription services. In addition to providing direct services to consumers through its online retail pharmacy, 111 also enables offline pharmacies to better serve their customers. The Company’s online wholesale pharmacy, 1 Drug Mall, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. The Company’s new retail platform, by integrating the front and back ends of the pharmaceutical supply chain, has formed a smart supply chain, which transforms the flow of pharmaceutical products to pharmacies and modernizes how they serve their customers.

For more information on 111, please visit ir.111.com.cn

For more information, please contact:

111, Inc.

ir@111.com.cn

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com